Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the contents of this document, you should immediately consult an appropriately authorised independent financial adviser in your jurisdiction.

If you have sold or otherwise transferred all of your shares in Mimecast Limited (the Company), please send this document, together with the accompanying form of proxy, immediately to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for forwarding to the purchaser or transferee. However, these documents should not be sent or forwarded into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

If you have sold or transferred only some of your shares in the Company, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

MIMECAST LIMITED

(Incorporated in Jersey with registered number 119119)

NOTICE OF 2016 ANNUAL GENERAL MEETING

AND ACCOMPANYING NOTES

A notice convening the 2016 annual general meeting of the Company, to be held at the offices of Taylor Wessing LLP, 5 New Street Square, London EC4A 3TW, United Kingdom, on October 19, 2016 at 10:00 am (London time), is set out at the end of this document.

A form of proxy for use at the meeting is enclosed with this document and should be completed, signed and returned in accordance with the instructions thereon as soon as possible but in any event so as to be received by the Company’s registrars, Computershare, P.O. Box 30170, College Station, TX 77842, USA, by not later than 11:59 pm (London time) on October 18, 2016. The completion and return of a form of proxy will not preclude you from attending and voting in person at the annual general meeting should you wish to do so.

If you hold beneficial interests in shares in the Company in the Depositary Trust Company (DTC) system, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of the shares related to your beneficial interests.

LETTER FROM THE CHIEF EXECUTIVE OFFICER

MIMECAST LIMITED (Incorporated in Jersey with registered number 119119)

Directors

Peter Bauer (chief executive officer)

Neil Murray (chief technology officer)

Hagi Schwartz (independent director)

Christopher Fitzgerald (independent director)

Bernard Dallé (independent director)

Norman Fiore (independent director)

Jeff Lieberman (independent director)

Head office CityPoint One Ropemaker Street Moorgate London EC2Y 9AW United Kingdom Registered office 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands

September 28, 2016

Dear shareholder

NOTICE OF 2016 ANNUAL GENERAL MEETING

I am pleased to be writing to you with details of our 2016 annual general meeting (AGM) which we are holding at the offices of Taylor Wessing LLP, 5 New Street Square, London EC4A 3TW, United Kingdom on October 19, 2016 at 10:00 am (London time).

The formal notice of the AGM is set out on pages 3 to 4 of this document. Explanatory notes on each resolution to be considered at the AGM appear on page 5 of this document.

If you would like to vote on the resolutions to be considered at the AGM but are unable to attend the AGM, please fill in the form of proxy sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 11:59 pm (London time) on October 18, 2016. You may also register the appointment of a proxy or proxies or voting directions electronically. In each case, you are required to follow the procedures set out in the notes to the notice convening the AGM.

If you hold beneficial interests in our shares held by Cede & Co., as nominee for the DTC (the DTC Shares) as at 1:30 pm (London time) on October 17, 2016 (the DTC Specified Time), you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the DTC Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 11:59 pm EST on October 18, 2016.

The board considers that all of the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole. Your board will be voting in favour of them and unanimously recommends that you do so as well.

Yours faithfully

Peter Bauer

Chief Executive Officer

Mimecast Limited

Notice of Annual General Meeting

NOTICE OF 2016 ANNUAL GENERAL MEETING

MIMECAST LIMITED (the Company)

(Incorporated in Jersey with registered number 119119)

NOTICE IS HEREBY GIVEN that the 2016 annual general meeting of the Company (AGM) will be held at the offices of Taylor Wessing LLP, 5 New Street Square, London EC4A 3TW, United Kingdom, on October 19, 2016 at 10:00 am (London time) for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions.

ORDINARY RESOLUTIONS

Reports and accounts

1.	To receive the Company’s accounts for the year ended March 31, 2016 together with the directors’ report and the auditors’ report on those accounts.

Re-election of directors

2.	To re-elect Norman Fiore as a Class I director of the Company.

3.	To re-elect Bernard Dallé as a Class I director of the Company.

Auditors

4.	To ratify the appointment by the directors of the Company of Ernst & Young LLP as auditors of the Company for the period up to the conclusion of the meeting.

5.	To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the annual general meeting of the Company to be held in 2017.

6.	To authorise the board to determine the remuneration of the auditors.

Registered office: 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands	By order of the board Peter Campbell Secretary
September 28, 2016

Explanatory notes

1.	In accordance with the Company’s articles of association (the Articles) all substantive resolutions at the AGM will be decided by a poll.

2.

The Company, pursuant to the Articles, specifies that only those persons entered on the register of members of the Company as at 1:30 pm (London time) on October 17, 2016 (the Specified Time) shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Specified Time shall be disregarded in determining the rights of any person to attend

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Mimecast Limited

Notice of Annual General Meeting

or vote at the AGM. If the AGM is adjourned then, to be so entitled, shareholders must be entered on the Company’s register of members as at the time which is 48 hours (excluding non-working days) before the time fixed for the adjourned meeting or such later date and time as the directors of the Company may determine.

3.	If you hold beneficial interests in our shares held by Cede & Co., as nominee for the DTC (the DTC Shares) as at 1:30 pm (London time) on October 17, 2016 (the DTC Specified Time), you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the DTC Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 11:59 pm (London time) on October 18, 2016.

4.	Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. The form of proxy, which must be used to make such appointment and give proxy instructions, accompanies this notice. To be valid the form of proxy must be received by post or (during normal business hours only) by hand by our registrars, Computershare, P.O. Box 30170, College Station, TX 77842, USA, by no later than 11:59 pm (London time) on October 18, 2016 (or 48 hours (excluding non-working days) preceding the date and time for any adjourned meeting).

5.	In the case of a shareholder which is a body corporate, the form of proxy must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorised to sign it.

6.	Any power of attorney or any other authority under which the form of proxy is signed (or a duly certified copy of such power or authority) must be included with the form of proxy.

7.	The return of a completed form of proxy will not prevent a shareholder from attending the AGM and voting in person if the shareholder wishes to do so.

8.	In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

9.	Shareholders may register the appointment of their proxy or proxies or voting directions electronically via the www.investorvote.com/mime website, where full details of the procedure are given, or using the QR code printed on the form of proxy. Shareholders are advised to read the terms and conditions of use carefully and will need the 15 digit Control Number set out on the front of the enclosed Form of Proxy. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged. The Company will not accept any communication that is found to contain a computer virus. This electronic address (and any other electronic address provided in this Notice) is provided solely for the purpose of enabling shareholders to register their appointment of a proxy or proxies for the meeting or to submit their voting directions electronically. You may not use any electronic address provided in this notice to communicate with the Company for any purpose other than those expressly stated herein.

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Mimecast Limited

Notice of Annual General Meeting

10.	When two or more valid but differing proxy appointments are delivered or received in respect of the same share for use at the same meeting or poll, the one which is last delivered or received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last delivered or received, none of them shall be treated as valid in respect of that share.

11.	A shareholder which is a body corporate and which wishes to be represented at the AGM by a person with authority to speak and vote (a corporate representative) must appoint such a person by resolution of its directors or other governing body. A corporate representative has the same powers on behalf of the body corporate he/she represents as that body corporate could exercise if it were an individual shareholder of the Company.

12.	A copy of this notice can be found at www.mimecast.com and will be available for inspection at the registered office of the Company from the date of this notice until the date of the AGM and at the AGM itself.

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